Cassidy & Associates
Attorneys at Law
215 Apolena Avenue
Newport Beach, California 92662
———
Email:  CassidyLaw@aol.com
Telephone: 202/387-5400	Fax: 949/673-4525

August 8, 2010

Peggy Fisher
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, DC 20549

Re:	Manthey Redmond Corporation
Registration Statement on Form S-1
Letter of Comment dated July 23, 2010
File No. 333-161600

Ms. Fisher:

Attached for filing with the Securities and Exchange Commission is Amendment No.3 to the Manthey Redmond Corporation registration statement on Form S-1.  Simultaneously with this filing I have delivered a courtesy copy of this amendment marked to show changes to Jay Mumford, the Staff Attorney of record for this offering, and Dennis Hult the reviewing accountant of record.

The  following responses address the comments of the reviewing staff of the Commission as set forth  in a comment letter dated July 23, 2010 (the "Comment Letter").  The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing  the  location of each response thereto in the Registration Statement.

The Business

1.	The requested disclosure has been amended and appears on pages 1, 2 and 20 of the prospectus.

Determination of Offering Price

2.
As disclosed in Part II of the registration statement, the price paid for the stock issued to date has been at par or $.0001 per share for an aggregate of $1,025.  The disclosure has also been added and appears on page 7 of the prospectus.

The Business

Development Agreement with Manthey Holdings Pty

3.	The requested disclosure has been added and appears on page 15 and 20 of the prospectus.

The Company

4.	The requested disclosure has been added and appears on pages 16 and 18 of the prospectus.

Plan of Operation

5.	The requested disclosure has been added and appears beginning on page 21 of the prospectus.

Background of Directors and Executive Officers

6.
The requested disclosure was previously included and appears beginning on page 25 of the prospectus.  To wit, under the section "Background of Directors and Executive Officers", the following disclosure was made:

"The Redmond Company owns and operates hotels that incorporate gaming facilities in Sydney, Australia.  Current hotels of the Redmond Company include:

St. Patricks Mount Druitt
57 North Parade
Mount Druitt, Sydney, Australia

St. Patricks Seven Hills
222 Prospect Highway
Seven Hills, Sydney, Australia

Hurtsville Ritz Hotel
350 Forest Road
Hurstville, Sydney, Australia"

Experts

7.	The requested disclosure has been added and appears on page 27 of the prospectus.

Financial Statements
8.	The financial statements as of March 31, 2010 have been updated and included in this Form S-1 amendment to comply with Rule 8-08 of Regulation S-X.

An updated accountant’s consent has been filed with this Form S-1 amendment.

Recent Sales of Unregistered Securities

9.
The Company issued the shares pursuant Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving any public offering.  Each of the transactions was a private transaction with a person or entity related to or personally known to the founder of the Company or one of its officers or shareholders.  With the exception of Tiber Creek Corporation all of the issuances were to entities not citizens nor residents of the United States.

Request for Acceleration

The Company is requesting acceleration of the effective date and in that light has attached a written company letter of acknowledgment.

Lee W. Cassidy